Exhibit A
Press Release
Ceragon receives follow-on orders from Telefonica Mexico – March 12, 2013

Ceragon Receives Follow-on Orders from Telefónica

Orders for high-capacity backhaul network in Mexico extend previous agreement

Paramus, New Jersey, March 12, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received follow on orders from Telefónica. With new orders for network upgrading in Mexico, Ceragon now provides high-capacity wireless backhaul solutions to Telefonica in four markets throughout Latin America.

The Telefónica Group, a global Tier-1 telecommunications company and one of the world’s leading integrated operators, offers communication, information and entertainment solutions in 25 countries, servicing more than 300 million subscribers.

“We are very happy to expand our relations with Telefónica, one the top five global telecom operators,” said Ira Palti, Ceragon’s President and CEO. “As more and more consumers use tablets and mobile phones to access the internet wirelessly, forward looking operators like Telefonica are preparing their networks to support high-speed 4G/LTE services. That we have penetrated into an additional Telefonica market is further proof of our ability to provide the most advanced solutions and reliably serve operators in large-scale deployments.”

Ceragon solutions offer a great fit for 4G/LTE backhaul. Supporting high voice and data capacities, these solutions are designed to enable simpler roll-outs and network upgrades. Ceragon’s experience and expertise in bringing high-quality networks into service quickly allow for minimum time-to-revenue and faster ROI. Ceragon’s field-proven, carrier-grade FibeAir IP-10 family offers wireless transport capacity optimized for all-IP mobile internet and broadband services. Ceragon’s solutions enable simplified network provisioning and monitoring while reducing total cost of ownership (TCO), thereby enabling it to meet today’s stringent service level agreements (SLAs).

Press Release
Ceragon receives follow-on orders from Telefonica Mexico – March 12, 2013

About the Telefónica Group

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization. Its activities are centered mainly on the fixed and mobile telecommunications businesses with broadband as the key tool for the development of both. The company has a customer base of more than 300 million customers around the world. Telefónica has a strong presence in Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its shares are traded on the London, New York, Lima, Buenos Aires, Madrid and São Paulo stock exchanges. Telefónica Multinational Solutions delivers integrated Fixed, Mobile and IT services to some of the world’s top Multinationals. More information about Telefónica Multinational Solutions is available at: www.multinationalsolutions.telefonica.com. Telefonica International Wholesale Services provides global telecommunication services for fixed and mobile carriers, ISPs and content providers. Its integrated and competitive portfolio includes international voice, IP, capacity, satellite services, international services for corporations, mobility services and platform services. More information about Telefonica International Wholesale Services is available at: www.carrierservices.telefonica.com/en/index.html

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Ceragon receives follow-on orders from Telefonica Mexico – March 12, 2013

Ceragon Networks® and FibeAir® are trademarks of Ceragon Networks Ltd., registered in the United States and other countries.  CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned in this publication are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com